UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*]

SAVVIS, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

805423100

(CUSIP Number)

ONE EQUITY PARTNERS LLC
320 Park Avenue
18th Floor
New York, NY 10022
Attention: Erin E. Hill
(212) 277-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

David A. Sirignano
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave, NW
Washington, DC 20004

June 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MLT, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,625,109

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,625,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,625,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%**

14.	Type of Reporting Person (See Instructions) OO — Limited Liability Company

**  The calculation of this percentage is based on 50,827,023 shares of SAVVIS, Inc. common stock outstanding (as disclosed in the Form 8-K filed by SAVVIS, Inc. on July 5, 2006) following the exchange described under Item 6.

2 CUSIP No. 805423100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) One Equity Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,625,109

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,625,109

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,625,109

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%**

14.	Type of Reporting Person (See Instructions) OO — Limited Liability Company

**  The calculation of this percentage is based on 50,827,023 shares of SAVVIS, Inc. common stock outstanding (as disclosed in the Form 8-K filed by SAVVIS, Inc. on July 5, 2006) following the exchange described under Item 6.

Explanatory Note

This Amendment No. 3 is being filed to reflect the exchange of Series A Convertible Preferred Stock of SAVVIS, Inc. (the “Issuer”) for common stock of the Issuer. This transaction is described more fully under Item 6.

Item 1.	Security and Issuer

This Amendment No. 3 to the Schedule 13D originally filed on June 14, 2005, relates to the common stock, par value $0.01 per share, of the Issuer. The Issuer’s principal executive offices are located at 1 SAVVIS Parkway, Town & Country, Missouri  63017.

Item 2.	Identity and Background
(a) — (c), (f) Name, Address, Principal Business, Citizenship

                No change.

(d) — (e) Legal Proceedings
No change.
Item 3.	Source and Amount of Funds or Other Consideration

Under the Stock and Asset Purchase Agreement dated December 20, 2004 by and among Reuters Limited, Reuters S.A. (collectively, “Reuters”), MTH Holdings, Inc. (formerly Moneyline Telerate Holdings) (“MTH”), certain subsidiaries of MTH named therein, and One Equity Partners LLC, Reuters acquired certain operations and business conducted by MTH (the “Agreement”). In connection with this acquisition, Reuters transferred 40,870 shares of Series A Convertible Preferred Stock of the Issuer (the “SAVVIS Stock”) to MTH.

This Amendment No. 3 is being filed to reflect the exchange of the SAVVIS Stock for the Issuer’s common stock under the Exchange and Recapitalization Agreement dated May 10, 2006 described under Item 6.

Item 4.	Purpose of Transaction

                No change.

Item 5.	Interest in Securities of the Issuer
(a) and (b) Beneficial ownership
Beneficial ownership by the Reporting Persons as of June 30, 2006 is incorporated by reference to Items 7 — 11 of their respective cover pages.
Beneficial ownership of the executive officers and directors is incorporated by reference to Annex I in Amendment No. 2 to this Schedule 13D filed on April 7, 2006.
(c) Transactions during the past sixty days

None of the Reporting Persons or persons listed in Annex I (provided in Amendment No. 2 to this Schedule 13D filed on April 7, 2006) have purchased or sold the Issuer’s securities in the last 60 days other than the acquisition of SAVVIS Stock as reported herein.

(d) Right to receive dividends or proceeds
Not applicable.
(e) Beneficial ownership of less than five percent
Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 10, 2006, the Issuer and all holders of the SAVVIS Stock (the “Investors”) entered into an Exchange and Recapitalization Agreement pursuant to which the Investors agreed to exchange all shares of SAVVIS Stock for shares of common stock of the Issuer. Pursuant to the Exchange and Recapitalization Agreement, MLT, LLC received 7,625,109 shares of common stock. The closing of the exchange occurred on June 30, 2006. As a condition to the closing, the Issuer amended the existing registration rights of the investors to provide that the shares of common stock received in the exchange are entitled to the same demand and piggyback registration rights as the shares of common stock they would have received on conversion.

Item 7.	Material to Be Filed as Exhibits
Joint Filing Agreement, attached hereto as Exhibit A

99.1.    Stock and Asset Purchase Agreement, dated as of December 20, 2004 (the “Purchase Agreement”), by and among Reuters Limited, Reuters S.A., Moneyline Telerate Holdings, Inc., the subsidiaries of Moneyline Telerate Holdings named therein, and One Equity Partners LLC (for the limited purposes set forth therein), incorporated by reference to Exhibit 4.13 of Form 20-F, filed by Reuters Group PLC on March 9, 2005*

99.2. Amendment No. 1 to the Purchase Agreement, dated as of May 20, 2005, incorporated by reference to Exhibit 23 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005*
99.3. Amendment No. 2 to the Purchase Agreement, dated as of June 3, 2005, incorporated by reference to Exhibit 24 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005*

99.4.    Escrow Agreement, dated as of June 3, 2005 by and among Moneyline Telerate Holdings, Inc., Reuters Limited, and The Bank of New York, incorporated by reference to Exhibit 25 of Schedule 13D/A, filed by Reuters Group PLC on June 7, 2005*

99.5. Investor Rights Agreement, incorporated by reference to Exhibit 10.2 of Form 8-K, filed March 27, 2002 by SAVVIS, Inc.*
99.6. Side Letter dated May 16, 2001, incorporated by reference to Exhibit 10.4 of Form 8-K, filed June 4, 2001 by SAVVIS, Inc.*
99.7. Assignment and Assumption Agreement dated March 29, 2006 by and between MTH Holdings, Inc. (formerly Moneyline Telerate Holdings) and MLT, LLC*
99.8. Amended and Restated Pledge Agreement dated March 29, 2006 by and between MLT, LLC and One Equity Partners LLC*

99.9.   Exchange and Recapitalization Agreement dated May 10, 2006 by and among SAVVIS, Inc. and certain investors, incorporated by reference to Exhibit 10.1 of Form 8-K filed May 16, 2006 by SAVVIS, Inc.

99.10. Amendment No. 2 to Investor Rights Agreement dated May 10, 2006, incorporated by reference to Exhibit 10.1 of Form 8-K filed July 5, 2006 by SAVVIS, Inc.
* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of both of the Reporting Persons.

Dated as of:  July 6, 2006

MLT, LLC

By:	/s/ Alexander Russo
Name:	Alexander Russo
Title:	Chief Executive Officer

ONE EQUITY PARTNERS LLC

By:	/s/ Richard M. Cashin
Name:	Richard M. Cashin
Title:	President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Amendment No. 3 to Schedule 13D is filed on behalf of both of us.

Dated as of:  July 6, 2006

MLT, LLC

By:	/s/ Alexander Russo
Name:	Alexander Russo
Title:	Chief Executive Officer

ONE EQUITY PARTNERS LLC

By:	/s/ Richard M. Cashin
Name:	Richard M. Cashin
Title:	President